December 28, 2004
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Barry Richman
President and Chief Executive Officer
Multimedia Tutorial Services, Inc.
205 Kings Highway
Brooklyn, New York 11223

	Re:	Forms 8-K and 8-K/A dated December 23, and 27, 2004,
respectively
      File No.: 1-25758

Dear Mr. Richman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Amend Item 4 of Form 8-K to cover the interim period from the date of the last audited financial statements to the date of resignation.
See Item 304(a)(1)(iv) of Regulation S-K.

2. Include a letter from the former accountants, indicating whether or not they agree with your disclosures in the Form 8-K, and file it as an Exhibit 16.

3. Amend Item 4 of Form 8-K to indicate whether during the two most recent fiscal years and the subsequent interim period prior to engaging the new accountant, you consulted with the newly engaged accountant regarding the application of accounting principles to a specified transaction, or the type of audit opinion that might be rendered on your financial statements, or any matter that was either the subject of a disagreement (as defined in paragraph 304
(a)(1)(iv)
and the related instructions to this item) or a reportable event (as described in paragraph 304 (a)(1)(v)).
4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response and amendment via Edgar in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

You may contact Effie Simpson at (202) 942-2838 or Bob Benton,
Senior
Accountant, at (202) 942-1811 if you have any questions.

								Sincerely,



								Effie Simpson
								Staff Accountant
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Mr. Barry Richman
Multimedia Tutorial Services, Inc.
December 28, 2004
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